

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BNY MELLON ETF TRUST, under the Exchange Act of 1934:

- BNY Mellon Sustainable US Equity ETF
- BNY Mellon Sustainable International Equity ETF
- BNY Mellon Sustainable Global Emerging Markets ETF

Sincerely,